Exhibit 1

AUDIOCODES LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2006

IN U.S. DOLLARS

UNAUDITED

AUDIOCODES LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2006	December 31, 2005
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$108,513	$70,957
Short-term bank deposits and structured notes	56,850	61,929
Short-term marketable securities and accrued interest	25,563	9,863
Trade receivables (net of allowance for doubtful accounts of $ 460 and $
553 at June 30, 2006 and December 31, 2005, respectively)	19,954	17,990
Other receivables and prepaid expenses	6,108	4,891
Inventories (Note 3)	13,377	11,562

Total current assets	230,365	177,192

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	9,960	27,781
Long-term marketable securities	31,968	49,791
Investment in companies	3,191	1,112
Deferred tax assets	4,654	2,489
Severance pay funds	6,249	5,406

Total long-term investments	56,022	86,579

PROPERTY AND EQUIPMENT, NET	6,198	6,494

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	2,839	3,279

GOODWILL (Note 4)	17,496	18,679

Total assets	$312,920	$292,223

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$8,799	$7,774
Other payables and accrued expenses	19,234	18,620

Total current liabilities	28,033	26,394

ACCRUED SEVERANCE PAY	6,801	5,887

SENIOR CONVERTIBLE NOTES	120,925	120,836

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 at June 30, 2006 and December 31, 2005;
Issued: 45,795,929 and 44,529,943 shares at June 30, 2006 and
December 31, 2005, respectively; Outstanding: 41,853,790 and 40,587,804
shares at June 30, 2006 and December 31, 2005, respectively	129	128
Additional paid-in capital	142,567	130,616
Treasury stock	(11,320)	(11,320)
Deferred stock compensation	-	(72)
Accumulated other comprehensive income	585	84
Retained earnings	25,200	19,670

Total shareholders' equity	157,161	139,106

Total liabilities and shareholders' equity	$312,920	$292,223

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
	Unaudited

Revenues (Note 7)	$64,629	$55,459	$33,295	$28,531
Cost of revenues	26,257	22,574	13,564	11,632

Gross profit	38,372	32,885	19,731	16,899
Operating expenses:
Research and development, net	14,544	11,769	7,255	6,101
Selling and marketing	16,180	12,330	8,105	6,454
General and administrative	3,698	2,846	1,888	1,435

Total operating expenses	34,422	26,945	17,248	13,990

Operating income	3,950	5,940	2,483	2,909
Financial income, net	2,352	874	1,243	546
Equity in losses of affiliated companies	386	470	213	214

Income before taxes on income	5,916	6,344	3,513	3,241
Taxes on income, net	386	288	260	148

Net income	$5,530	$6,056	$3,253	$3,093

Basic net earnings per share (Note 5)	$0.13	$0.15	$0.08	$0.08

Diluted net earning per share (Note 5)	$0.13	$0.14	$0.07	$0.07

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2006	2005
	Unaudited

Cash flows from operating activities:
Net income	$5,530	$6,056
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,724	1,580
Net loss from sale of marketable securities	15	-
Amortization of marketable securities premiums and accretion of
discounts, net	121	23
Equity in losses of affiliated companies	386	470
Increase (decrease) in accrued severance pay, net	71	(9)
Amortization of deferred stock compensation	-	20
Stock-based compensation expenses	3,887	-
Amortization of senior convertible notes discount and deferred charges	99	94
Increase in accrued interest on marketable securities, bank deposits and
structured notes	(251)	(69)
Increase in deferred tax assets	(209)	-
Increase in trade receivables, net	(1,964)	(3,254)
Increase in other receivables and prepaid expenses	(904)	(153)
Decrease (increase) in inventories	(1,815)	700
Increase in trade payables	1,025	2,279
Increase (decrease) in other payables and accrued expenses	614	(1,038)
Other	-	(12)

Net cash provided by operating activities	8,329	6,687

Cash flows from investing activities:
Proceeds from sale and maturity of marketable securities	1,979	-
Proceeds from bank deposits	23,000	-
Investments in companies	(2,115)	(308)
Purchase of property and equipment	(996)	(960)
Proceeds from sale of property and equipment	-	96
Investment in structured notes	-	(10,000)
Investment in short-term and long-term marketable securities	-	(19,318)
Payment for acquisition of AudioCodes USA Inc.	-	(10,000)

Net cash provided by (used in) investing activities	21,868	(40,490)

Cash flows from financing activities:
Issuance costs for senior convertible notes	-	(84)
Proceeds from issuance of shares upon exercise of options and sale of shares
under employee stock purchase plan	7,359	2,181

Net cash provided by financing activities	7,359	2,097

Increase (decrease) in cash and cash equivalents	37,556	(31,706)
Cash and cash equivalents at the beginning of the period	70,957	166,832

Cash and cash equivalents at the end of the period	$108,513	$135,126

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2006 and for the six and three month periods ended June 30, 2006 and 2005, is unaudited)

NOTE 1:-	GENERAL

a.	Business overview:

AudioCodes Ltd. (“the Company”) and its subsidiaries (together “the Group”) design, develop and market enabling technologies and system products for the transmission of voice data and fax communications over packet networks. The Group’s products are designed to enable the new voice infrastructure and are sold to original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries.

The Company operates through its wholly-owned subsidiaries in the United States, United Kingdom, Germany, Argentina, Brazil, India and Korea.

b.	Basis of presentation:

The accompanying condensed consolidated balance sheet as of June 30, 2006, the condensed consolidated statements of operations for the three and six month periods ended June 30, 2006 and 2005, and the condensed consolidated statements of cash flows for the six month periods ended June 30, 2006 and 2005 are unaudited. These unaudited interim condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Group’s consolidated financial position as of June 30, 2006, its consolidated results of operations for the three and six month periods ended June 30, 2006 and 2005, and its consolidated cash flows for the six month periods ended June 30, 2006 and 2005. Operating results for the six and three month periods ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005.

The condensed consolidated balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

c.	Acquisition of AudioCodes USA Inc. (formerly known as Ai-Logix Inc.):

On May 12, 2004, the Group acquired all of the outstanding Ordinary shares of AudioCodes USA Inc., a provider of advanced voice and data recording hardware integration cards for the call recording and voice or data logging industry. The Group has undertaken to apply AudioCodes USA Inc’s technology, strategic partnerships and customer base to expand its business into the call recording and computer telephony integration markets.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2006 and for the six and three month periods ended June 30, 2006 and 2005, is unaudited)

NOTE 1:-	GENERAL (Cont.)

The Group paid $ 10,000 in cash at the closing of the transaction. An additional payment of $ 10,000 in cash was made in March 2005 based on the achievement of revenue milestones and additional terms by the AudioCodes USA Inc. business during 2004 and 2005. This payment was recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of SFAS No. 141.

AudioCodes USA Inc. became a wholly-owned subsidiary of AudioCodes Inc. and accordingly, its results of operations have been included in the consolidated financial statements of the Group since the acquisition date.

This acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Accounting policies:

The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements, expect for note 2c.

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Equity-based compensation expenses:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options under the Company’s stock plans and employee stock purchases under the Employee Stock Purchase Plan (“employee stock purchases”) based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data (information as of June 30, 2006 and for the six and three month periods ended June 30, 2006 and 2005, is unaudited)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s 2006 fiscal year. Under that transition method, compensation cost recognized in the six month period ended June 30, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s income before taxes on income and net income for the six and three month periods ended June 30, 2006, were $ 3,887 and $ 1,836 lower, respectively, than if it had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share for the six and three month periods ended June 30, 2006 were $ 0.08 and $ 0.04 lower, respectively, than if the Company had continued to account for share-based compensation under APB 25.

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic value method, equity-based compensation expense was recognized in the Company’s consolidated statement of operations for the six and the three month periods ended June 30, 2005 amounted to $20 and $9, respectively.

The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility and the expected option term. Expected volatility was calculated based upon historical stock prices for a period equal to the expected option term. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method in accordance with SAB 107. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

The Company recognizes compensation expense for the value of its awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on historical pre-vesting forfeitures.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data (information as of June 30, 2006 and for the six and three month periods ended June 30, 2006 and 2005, is unaudited)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of stock purchase rights granted under the Company’s ESPP is estimated on the date of grant using the Black-Scholes model. Volatility is based on the volatility of the Company’s stock during the accrual period which is assumed to be 6 months. The Company uses historical data to estimate expected holding period and the U.S. Treasury yield for the risk-free interest rate for the contractual period.

The fair value of the Company’s stock options granted to employees and directors for the six months ended June 30, 2006 and 2005 was estimated using the following weighted average assumptions:

	Six months ended June 30,
	2006	2005
	Unaudited

Risk free interest rate	5%	4%
Dividend yields	0%	0%
Volatility	0.6	0.8
Expected term (in years)	4.8	4
Forfeiture rate	4.9%	-

A summary of option activity under the Company’s Stock Option Plan as of June 30, 2006 and changes during the six months ended June 30, 2006 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
	Unaudited

Outstanding at December 31, 2005	7,890,372	$9.38
Granted	823,000	$11.09
Exercised	1,113,291	$5.51
Forfeited	137,875	$10.34

Outstanding at June 30, 2006	7,462,206	$10.13	4.2	$22,346,458

Exercisable at June 30, 2006	4,185,189	$10.26	2.6	$17,062,177

Vested and expected to vest	7,096,558	$10.13	4.2	$21,251,482

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data (information as of June 30, 2006 and for the six and three month periods ended June 30, 2006 and 2005, is unaudited)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2006 was $ 6.25. The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the second quarter of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2006. This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised for the six months ended June 30, 2006 was $ 6.0 million. As of June 30, 2006, there was $ 11.8 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.5 years. Total fair value of options vested during the six months ended June 30, 2006 was $ 2.0 million.

The pro forma table below reflects the Company’s stock based compensation expense, net income and basic and diluted earnings per share for the six months ended June 30, 2005, had the Company applied the fair value recognition provisions of SFAS 123, as follows:

	Six months ended June 30, 2005	Three months ended June 30, 2005
	Unaudited

Net income as reported	$6,056	$3,093
Add - stock-based compensation expenses determined under the intrinsic value based method included in the reported net
income	20	9
Deduct - stock-based compensation expenses determined under
the fair value based method for all awards	(4,266)	(2,059)

Pro forma net income	$1,810	$1,043

Basic net earnings per share as reported	$0.15	$0.08

Diluted net earnings per share as reported	$0.14	$0.07

Pro forma basic net earning per share	$0.05	$0.03

Pro forma diluted net earning per share	$0.04	$0.02

For purpose of pro forma disclosures share-based compensation is amortized over the vesting period using the accelerated attribution method.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2006 and for the six and three month periods ended June 30, 2006 and 2005, is unaudited)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table presents the total share-based compensation charges included in the consolidated statement of operations:

	Six months ended June 30, 2006	Three months ended June 30, 2006
	Unaudited

Cost of revenues	$252	$118
Research and development	1,366	658
Sales and marketing	1,594	741
General and administrative	675	319

Total	$3,887	$1,836

d.	Recently issued accounting pronouncements:

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for income taxes” (“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

The Company is currently evaluating the effect of the adoption of FIN 48 on its financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data (information as of June 30, 2006 and for the six and three month periods ended June 30, 2006 and 2005, is unaudited)

NOTE 3:-	INVENTORIES

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials – using the “average cost” method.

Finished products – using the “average cost” method with the addition of direct manufacturing costs.

The Group periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided due to slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.

	June 30, 2006	December 31, 2005
	Unaudited

Raw material	$4,884	$4,598
Finished products	8,493	6,964

	$13,377	$11,562

NOTE 4:-	GOODWILL

The Company has elected to perform its annual analysis of goodwill during the fourth quarter of the year. No indicators of impairment were identified during the six months ended June 30, 2006.

NOTE 5:-	NET EARNINGS PER SHARE

Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with SFAS No. 128, “Earnings Per Share”.

Senior convertible notes and outstanding stock options have been excluded from the calculation of the diluted net earnings per Ordinary share since such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the senior convertible notes and outstanding options excluded from the calculations of diluted net earnings per share was 8,321,965 and 8,449,318 for the six months ended June 30, 2006 and 2005, respectively, and 8,368,949 and 8,774,317 for the three months ended June 30, 2006 and 2005, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data (information as of June 30, 2006 and for the six and three month periods ended June 30, 2006 and 2005, is unaudited)

NOTE 5:-	NET EARNINGS PER SHARE (Cont.)

The following table sets fourth the computation of basic and diluted net earnings per share (in thousands):

	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
	Unaudited

Numerator:

Net income available to shareholders of
Ordinary Shares	$5,530	$6,056	$3,253	$3,093

Denominator:

Denominator for basic earnings per share
- weighted average number of Ordinary
shares, net of treasury stock	41,401	40,112	41,753	40,197
Effect of dilutive securities:
Employee stock options and ESPP	2,688	3,092	2,488	2,662
Senior convertible notes	*) -	*) -	*) -	*) -

Denominator for diluted net earnings
per share - adjusted weighted average
number of shares	44,089	43,204	44,241	42,859

*)	Antidilutive.

NOTE6:-	COMPREHENSIVE INCOME

Total comprehensive income amounted to $ 6,031 and $ 3,840 for the six and three month periods ended June 30, 2006, respectively, and $ 5,457 and $ 2,757 for the six and three month periods ended June 30, 2005, respectively.

All differences from net income to total comprehensive income derived from unrealized gains and losses on forward contracts, net.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2006 and for the six and three month periods ended June 30, 2006 and 2005, is unaudited)

NOTE 7:-	MAJOR CUSTOMERS, GEOGRAPHIC INFORMATION AND PRODUCT LINES

a.	Summary information about geographic areas:

The Group manages its business on the basis of one reportable segment. The data is presented in accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information”. Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the six and three month periods ended June 30, 2006 and 2005:

	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
	Unaudited

Israel	$5,289	$5,691	$3,108	$2,646
Americas	37,441	30,602	18,872	14,705
Europe	13,571	11,655	7,393	6,956
Far East	8,328	7,511	3,922	4,224

	$64,629	$55,459	$33,295	$28,531

The following presents total long-lived assets as of June 30, 2006 and December 31, 2005:

	June 30, 2006	December 31, 2005
	Unaudited

Israel	$5,981	$6,248
Americas	20,538	22,193
Europe	11	7
Far East	3	4

	$26,533	$28,452

b.	Major customer’s data as a percentage of total revenues:

	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
	Unaudited

Customer A	19%	14%	23%	14%

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2006 and for the six and three month periods ended June 30, 2006 and 2005, is unaudited)

NOTE 7:-	MAJOR CUSTOMERS, GEOGRAPHIC INFORMATION AND PRODUCT LINES (Cont.)

c.	Product lines:

Total revenues from external customers divided on the basis of the Company’s product lines are as follows:

	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
	Unaudited

Technology	$32,863	$29,133	$15,316	$14,323
Networking	31,766	26,326	17,979	14,208

	$64,629	$55,459	$33,295	$28,531

NOTE 8:-	SUBSEQUENT EVENTS –

a.	Acquisition of Nuera Communications Inc. (“Nuera”)

On July 6, 2006, the Group acquired all of the outstanding shares of Nuera, which develops, manufactures and sells carrier-class telephony systems that enable cable operators and other communication service providers to deliver voice services using internet protocol and other data networking protocols over any transport medium.

Total consideration for the transaction amounted to $83.2 million in cash plus transaction costs in the amount of $2.2 million. An additional payment is required to be made up to $5 million if Nuera achieves certain revenue milestones and additional terms during and the first 12 months after consummation of the transaction.

Upon the consummation of the acquisition, Nuera became a wholly-owned subsidiary of AudioCodes Inc. and accordingly, its results of operations will be included in the consolidated financial statements of the Group from the acquisition date.

b.	Acquisition of Netrake Corporation Inc. (“Netrake”):

On August 14, 2006, the Group acquired all outstanding shares of Netrake, a leading provider of session border controllers (“SBC”) and security gateway solutions. SBCs enable connectivity, policies and security for real-time sessions such as VoIP and video when traversing IP to IP networks. Security Gateways enable secure real-time sessions across wifi, broadband and wireless networks in fixed mobile convergence deployments.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2006 and for the six and three month periods ended June 30, 2006 and 2005, is unaudited)

NOTE 8:-	SUBSEQUENT EVENTS (Cont.)

Total consideration for the transaction amounted to $10 million in cash plus transaction costs of $0.8 million. Upon the consummation of the acquisition, Netrake became a wholly-owned subsidiary of AudioCodes Inc. and accordingly, its results of operations will be included in the consolidated financial statements of the Group from the acquisition date.